UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 9, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD
ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66.

On 22 February 2022, the Company announced that the Chief Financial Officer, Christine Ramon, had elected to take early retirement from the end of June 2022.

In advance of her scheduled departure from AngloGold Ashanti, Ms Ramon has opted to:
•
exercise a portion of the vested share awards granted to her under the Company’s share incentive scheme
(50,000 shares)
• sell shares sufficient to cover her tax costs in respect of the share awards exercised (23,249 shares)

The net impact is that Ms Ramon will own 26,751 AngloGold Ashanti ordinary shares, which she will continue to own as an investment.
Name of executive director C Ramon
Name of company AngloGold Ashanti Limited
Date of transaction 7 March 2022
Nature of transaction Off market exercise of vested share awards to retain
Class of security Ordinary shares
Number of shares exercised 26,751
Price of shares purchased R413.3421
Value of transaction (excluding brokerage and
other fees)
R11,057,314.5171
Extent of interest Direct beneficial
Prior clearance to deal Obtained

Related taxes have been paid by the Executive Director by selling a portion of the shares as detailed below:

SHARES SOLD TO SETTLE TAX COSTS
Name of executive director C Ramon
Name of company AngloGold Ashanti Limited
Date of transaction 7 March 2022
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in exercise of vested share awards
Class of security Ordinary shares

ENDS

9 March 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Media
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara +27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey +61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Number of shares sold
23,249
Price of shares sold
R413.3421
Value of transaction (excluding brokerage and
other fees)
R9,609,790.4829
Extent of interest
Direct, beneficial
Prior clearance to deal
Obtained

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 9, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary